

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2023

Alexander Gersh
Chief Financial Officer
Paysafe Limited
2 Gresham Street
London, United Kingdom EC2V 7AD

> **Re: Paysafe Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Form 6-K filed November 14, 2023**
> **File No. 001-40302**

Dear Alexander Gersh:

We have reviewed your filings and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Financial Statements
Consolidated Statements of Comprehensive Loss, page F-5

1. Please disclose the earnings per share information for each period presented on the face of your statements of comprehensive loss. Refer to ASC 260-10-45-2.

Consolidated Statements of Cash Flows, page F-10

2. Please tell us and disclose whether funds payable and amounts due to customers are amounts that must be refunded to the customer or remitted to a third party. Also, tell us how you determined an increase in funds payable and amounts due to customers is an operating cash inflow, rather than a financing cash inflow that is more akin to a borrowing. In addition, tell us how you determined a decrease in funds payable and amounts due to customers is an operating cash outflow, rather than a financing cash outflow. Refer to ASCs 230-10-45-16(a), 230-10-45-17(f), 230-10-45-14(b) and 230-10-45-15(b).

3.   Please tell us and disclose in greater detail the nature and types of amounts included in customer accounts and other restricted cash, net. Quantify the different types of amounts. Also, tell us how you determined you have control over the amounts included in customer accounts and other restricted cash, net, including whether you (a) have the ability to direct how and when the funds would be used, (b) have physical possession of the funds and/or (c) hold the funds in a bank account in your name and you can transact in this account at any time. Refer to ASCs 230-10-50-7 and 230-10-45-4, Rule 5-02(1) of Regulation S-X and BC9 in ASU 2016-18.

Form 6-K filed November 14, 2023

Exhibit 99.1
Third Quarter of 2023 Summary of Consolidated Results, page 2

4.   Please present GAAP net (loss) income margin, since Adjusted EBITDA margin is presented. Refer to Regulation G and footnote 27 to SEC Release No. 33-8176.

Non-GAAP Financial Measures
Reconciliation of Operating Cash Flow to Non-GAAP Free Cash Flow, page 11

5.   Please tell us and disclose your basis for adjusting for cash paid for interest and movement in customer accounts and other restricted cash in arriving at free cash flow. Retitle your free cash flow and free cash flow conversion measures to reflect that they have additional adjustments not commonly included in arriving at free cash flow. Tell us and disclose your reconciliation from the movement in customer accounts and other restricted cash adjustment to corresponding amounts presented in the statements of cash flows. Present your operating cash flow to net (loss) income ratio, since free cash flow conversion is presented. Refer to Regulation G and footnote 27 to SEC Release No. 33-8176.

Reconciliation of GAAP Net (Loss) / Income to Adjusted Net Income, page 12

6.   Please tell us and disclose for each period presented the nature and amount of each discrete tax item. Also, tell us and disclose your basis for adjusting for each discrete tax item in arriving at adjusted net income. Refer to Regulation G.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services